BECOME AN INVESTOR!



We're raising money to continue to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. Become a future equity owner as we gear up our business for more explosive growth. Join us in continuing our mission in connecting people with the source of their food.

ABOUT PAINTERLAND SISTERS

Painterland Sisters is a woman-owned, family-owned and farmer-owned organic lactose-free skyr yogurt brand. Our mission is to connect consumers with the direct source of their food while restoring the health of the land, communities and people by utilizing regenerative agriculture practices.



WHAT IS CROWDFUNDING?

Crowdfunding is a method of raising capital through the collective effort of friends, family, customers, and individual investors. This approach taps into the collective efforts of a large pool of individual via a crowdfunding platform (in our case, WeFunder) and leverages on and offline networks for greater reach and exposure.

WHY ARE WE CROWDFUNDING?

We're raising money on **Wefunder** to enable us to scale our business and help keep up with demand. Crowdfunding will allow us to:

- Saturate the natural food channel
- Lower our manufacturing costs
- Expand our marketing efforts to reach consumers coast to coast

WHY INVEST IN US?

OUR MISSION

- We're supporting American farmers
  - We're working to preserve our organic family farm and other family farms for generations to come
  - Our roots are deeper than yogurt, it's yogurt that makes a difference by connecting, empowering and directly being a part of the supply chain.
- Sustainable product
  - We use regenerative agricultural practices to restore the health of the land, animals, communities and people.
- Healthier, Cleaner, Transparent Product: the niche in the yogurt aisles!









CROWDFUNDING OVERVIEW

PAINTERLAND SISTERS IS THE FASTEST-GROWING YOGURT BRAND IN BOTH DOLLARS AND UNITS IN THE NATURAL CHANNEL

*SPINS Natural data last 12 weeks 8/1/23

WHY INVEST IN US? (CONTINUED)

OUR GROWTH

- In our first year, we've proven that there's a tremendous opportunity to grow in the yogurt category.
- In our first 12 months of business, we made $1.3 million in sales and launched in 1200 stores across the US.
- With increasing store and velocity growth, we're projected to reach $3.5 million in revenue in 2023.

WHY INVEST VIA WEFUNDER?

When you invest via WeFunder, you're supporting the momentum of the campaign which in return amplifies the campaign to raise even more money. There are 300k WeFunder investors. The more money we raise during our private round, the more the campaign will be promoted and investors will be enticed to invest.

WHAT IS A SAFE NOTE?

A SAFE is a popular method to invest in super early-stage companies. A Future Equity Agreement (SAFE) gives you the right to future shares in the company. At its core, it's an agreement - an investor puts money into a startup today and both parties agree that, in the future, that money can convert into stock.

MORE INFORMATION ABOUT HOW SAFE NOTES WORK!

wefunder.com/updates/139885-safes-101

WHAT'S IN IT FOR ME?

Join us in the early stages and get the benefit of being locked in at a low valuation cap. As a future equity owner, reap the potential rewards of future returns.

SCAN THE QR CODE TO LEARN MORE:

- Our Story
- Our Business & Product
- Business Performance
- Growth Strategy & Projections
- How We'll Use Your Investment
- How to Invest

INVEST NOW!

FOR THE HEALTH OF YOUR FAMILY, ENVIRONMENT AND GENERATIONS TO COME, JOIN US IN CREATING A HEALTHIER AND MORE SUSTAINABLE FUTURE, ONE SPOONFUL AT A TIME.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST@PAINTERLANDSISTERS.COM

OUTREACH

(A) Initial Outreach:

Subject: Painterland Sister's Community Round is accepting reservations!

Hey [NAME],

I have some great news — Painterland Sisters is gauging interest in our Community Round on the investment platform Wefunder. As of a few minutes ago... **we have started to accept reservations for our raise!**

What this means is we are looking to welcome our loyal customers and biggest supporters as investors in the company.

We decided to start a campaign on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're reaching out to see whether you are interested in becoming an actual stakeholder in Painterland Sisters.* Rather than sharing the fruits of our growth and our labor with a small group of millionaire angel investors, we want to thank you for being a loyal customer by giving you a piece of the pie.

Our Community Round is about more than just revenue and growing our customer base – we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

I am really excited about the growth that Painterland Sisters has seen over the last year (including $1.3 million in sales in the first 12 months!). And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Here's a 3-min video of us sharing why we're excited: **[VIDEO]**

You can read more about Painterland Sisters, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/painterland.sisters

If you want to chat more about any of this, we're more than happy to do so! Book a call with us **here.** Or feel free to ask us a question on our campaign page. You're the best!

Sincerely,

Hayley Painter
Co-Founder & Co-CEO
Painterland Sisters

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

[ATTACH ONE PAGER]



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   